                BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT

         This BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT is entered into as of September 26, 1997 (the "AGREEMENT") by and between BSQ TRANSFEREE CORP., a Delaware corporation ("SELLER") and HECHINGER INVESTMENT COMPANY OF DELAWARE, INC., a Delaware corporation ("BUYER") in consideration of the Purchase Price (as hereinafter defined) paid by Buyer to Seller, and the assumption of the Assumed Liabilities (as hereinafter defined) by Buyer with respect to the following facts and circumstances:

         A. Seller is engaged in the business of marketing and selling home improvement and home decor products and services through a warehouse format and related activities (the "Business").

         B. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the equipment and personal property, records, inventory, goods in transit, prepaid expenses, accounts receivable, store "till" cash, insurance proceeds related to the foregoing items, claims against third parties (other than under the Purchase Agreement with BSQ and Kmart), intangible property, contract rights relating to the operations of the Business, licenses, goodwill and other intangibles used or useful in the Business, which is being sold hereby to Buyer, but excluding those assets of Seller consisting of cash and cash equivalents, promissory notes of BSQ Acquisition, Inc., land, buildings, furniture and fixtures, the real property leaseholds and leasehold improvements (the "Assets").

         NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants contained herein and intending to be legally bound, the parties hereto agree as follows:

         1. Conveyance. Seller, effective at 8:00 a.m., local time, on the date hereof, hereby sells, conveys, transfers, assigns and delivers to Buyer, its successors and assigns, all right, title and interest of Seller in and to all of the Assets. For purposes of clarity, the Assets sold, conveyed, transferred, assigned and delivered to Buyer specifically include the retail store contents and warehouse and headquarters assets (other than assets consisting of improvements and fixtures) used in Seller's Business and relating to Seller's operations of Seller's Business.

         2. Purchase Price. The Purchase Price for the Assets shall be the sum of $243,000,000 and shall be paid by delivery on the date hereof by Buyer to Seller of $243,000,000 in readily available funds to such account or accounts as Seller shall designate to Buyer.

         3. Assumption of Assumed Liabilities. As additional consideration for the Assets, Buyer hereby assumes, and will hereafter perform, pay or otherwise satisfy in accordance with their terms as and when due, all of the liabilities of Seller relating to the

Business and the operations of the Business, excluding solely liabilities of Seller relating to real estate and other assets of Seller not included in the Assets and income taxes of Seller (the "Assumed Liabilities").

         4. Purchase Price Adjustment. Seller and Buyer acknowledge that certain of the Assets and Assumed Liabilities have not been ascertained as of the date hereof and the Purchase Price therefore requires adjustment, as a result of changes in working capital from the pro forma balance sheet of Seller from which the Assets and Liabilities were determined, and therefore the parties agree as follows:

               (a) For purposes of this Section 4, the following definitions shall apply:

                        (A) "Targeted Working Capital" means an amount equal to the working capital (i.e., current assets as shown in a pro forma balance sheet of Seller consisting of the Assets (other than equipment) and minus Assumed Liabilities) of Seller, calculated in accordance with GAAP.

                        (B) "Transfer Date Balance Sheet" means a balance sheet of the Seller, as of the date hereof, prepared in accordance with GAAP and in a manner consistent with the preparation of the pro forma balance sheet.

                        (C) "Transfer Date Working Capital" means an amount, agreed upon by the parties in the manner specified in subparagraph (b) below, equal to the working capital of the Seller as reflected on the Transfer Date Balance Sheet, calculated in accordance with GAAP consistent with the calculation of Targeted Working Capital.

               (b) As soon as reasonably practicable after the date hereof, but in no event later than 60 days thereafter, the Seller shall prepare an initial draft of the Transfer Date Balance Sheet and its calculation of the Transfer Date Working Capital and shall present such information ("Seller's Presentation") to Buyer. Buyer will cooperate with Seller in preparing the Transfer Date Balance Sheet, and shall provide Seller with such access as is reasonably requested to its books, records and employees in order to facilitate the preparation of the Transfer Date Balance Sheet. Buyer shall have the right to review the workpapers of the Seller used in preparing Seller's Presentation and the pro forma balance sheet and, to the extent that Buyer desires, full access to the books, records and properties of Seller and the personnel of the Seller, for purposes of verifying and auditing the accuracy of Seller's Presentation and the pro forma balance sheet. Seller's Presentation shall be deemed final and binding upon the parties hereto for all purposes hereunder unless Buyer gives written notice to the Seller of disagreements with Seller's Presentation or the pro forma balance Sheet within thirty (30) days after the receipt of Seller's Presentation by Buyer, such notice to specify in reasonable detail, insofar as possible, the nature and extent of such disagreements. If Buyer delivers such notice, the Seller and Buyer shall endeavor in good faith to resolve any disagreement over the Transfer Date Balance Sheet, the pro forma balance sheet and the calculation of

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

the Targeted Working Capital and Transfer Date Working Capital. If the parties hereto are unable to resolve any such disagreement within thirty (30) days after Buyer gives the Seller such notice thereof, within fifteen (15) days thereafter such remaining disagreements shall be referred for final determination to an independent accounting firm of national reputation reasonably acceptable to the parties hereto. Such parties may submit to such accounting firm any facts which they deem relevant, and such accounting firm's determination of all matters pertaining to the pro forma balance sheet, the Transfer Date Balance Sheet and the calculation of the Transfer Date Working Capital shall be conclusive, non-appealable and binding upon the parties hereto for all purposes of this
Section 4.

               (c) Within five (5) business days after determination of the Transfer Date Working Capital in the manner specified in subparagraph (b) above,
(i) in the event the Targeted Working Capital exceeds the Transfer Date Working Capital, the Seller shall pay to Buyer the amount of such excess, plus interest thereon from the date hereof to the date of payment at the prime rate of Chase Manhattan Bank, and (ii) in the event the Transfer Date Working Capital exceeds the Targeted Working Capital, Buyer shall pay to the Seller the amount of such excess, plus interest thereon from the date hereof to the date of payment at such prime rate.

               (d) The parties hereto shall pay the fees and disbursements of their respective accountants and other personnel incurred in the review conducted pursuant to this Section 4. The Seller and Buyer shall bear equally the fees and expenses of any third independent accounting firm retained pursuant to this Section 4.

               (e) The parties hereto acknowledge and agree that the purchase price adjustment provisions contained in this Section 4 are intended solely to reflect variations in the working capital of the Business between the date of the pro form balance sheet and the date hereof in accordance with GAAP and are not intended to define a minimum level of working capital. Accordingly, by way of example, in the event that a liability of the Business were inadvertently omitted from the pro forma balance sheet and, in accordance with GAAP, such liability is required to be reflected both on the Transfer Date Balance Sheet and in a restatement of the pro forma balance sheet, the pro forma balance sheet would be so restated in order to compute the purchase price adjustment pursuant to this Section 4. Both the parties hereto and any independent accounting firm employed by the parties hereto pursuant to Section 4 shall take into consideration this Section 4(e) in determining the amount of any purchase price adjustment hereunder.

         5. Seller's Representations and Warranties. Seller hereby represents and warrants to the Buyer as follows:

             a. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the corporate power and authority to carry on its business as the same is now being conducted.


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            b. Seller has good and marketable title to the Assets, free and clear of any encumbrances, other than liens and encumbrances not material to the Business and liens and encumbrances in favor of lenders to Seller under that certain Credit Agreement dated as of the date hereof which Seller has previously disclosed to Buyer.

            c. Seller has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (i) have been duly authorized by all necessary corporate action required on the part of Seller and (ii) do not require approval of any of Seller's stockholders, except as may have been duly obtained. This Agreement has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer of this Agreement, constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

            d. Since the date of the pro forma balance sheet there has not occurred any events which individually or in the aggregate have had or are reasonably expected to have a material adverse effect on the Business or the Assets.

         6. Buyer's Representations and Warranties. Buyer hereby represents and warrants to the Seller as follows:

            a. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the corporate power and authority to carry on its business as the same is now being conducted.

            b. Buyer has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (i) have been duly authorized by all necessary corporate action required on the part of Buyer and (ii) do not require approval of any of Buyer's stockholders, except as may have been duly obtained. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Seller of this Agreement, constitutes the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

            c. Since December 31, 1996, there has not occurred any events which individually or in the aggregate have had or are reasonably expected to have a material adverse effect on the business or the assets of Buyer.



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         7.  Taxes.

            a. Buyer shall assume the Form W-2 and Form W-3 reporting obligations (including the filing of all forms necessary to comply with magnetic media reporting requirements) of Seller and its predecessor with respect to any employee that Buyer employs during 1997 consistent with the procedures set forth in Section 5 of Rev. Proc. 96-60. As soon as practicable, but in any event within ten (10) days after the Seller's request, Buyer shall deliver to the Seller such information and shall make available such officers, directors, employees and agents of the Seller as Seller may reasonably request, to enable Seller to complete and file all tax returns for which the Seller has responsibility or to address any audit by any taxing authority or other tax controversy with respect to any taxable year or taxable period for which it has any responsibility or liability or to otherwise enable the Seller to satisfy accounting or tax requirements.

            b. Buyer shall pay all sales, use and transfer taxes applicable to the transfer of the Assets to Buyer hereunder.

         8. Other Covenants. Unless otherwise consented to in writing, each of the Seller and Buyer agrees to maintain for a period of not less than three (3) years after the date hereof all material records relating to the Assets and the Business with respect to: (a) acquisitions or dispositions; (b) existing or terminated contracts of a significant nature; (c) real and personal property ownership and leasehold records; (d) accounting records used in the preparation of financial statements, the pro forma balance sheet and the tax returns of Seller; and (e) such other records as would be retained for three (3) years pursuant to the existing record retention programs of the applicable party, including computer-generated records required under record retention agreements with the IRS. Each of the Seller and Buyer agrees that for a period of three (3) years after the date hereof, representatives of the Seller and Buyer may, subject to applicable obligations of confidentiality, review such records during normal working hours and shall have the right at their own expense to make copies of any such records. Thereafter, Seller and Buyer shall not cause or permit the destruction or other disposition of such books and records for a period of an additional three (3) years without first offering to surrender to the other such books and records or any portion thereof.

         9. Employees. Buyer agrees that it shall offer employment to each of the employees of the Business as of the date hereof (collectively, "Employees", which shall include all employees of the Business, including those who, as of the date hereof, are on Seller-approved leave of absence or short-term or long-term disability leave), such employment to be effective as of the date hereof (or, if later, the first day any such Employee returns from his or her leave of absence or disability leave). Such employment shall be offered on terms which include the position, title and level of responsibility and the rate of wages or salary that each Employee enjoys and is entitled to receive from Seller immediately before the date hereof and participation in health, dental, disability, vacation and other employee benefit plans that are reasonably comparable to those that each Employee enjoys as of the date hereof; provided that

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

(i) the Buyer shall have no obligation to offer, sponsor, maintain or contribute to (A) any plan providing for post-retirement medical benefits, (B) any plan, or portion or provision thereof, providing for mandatory contributions by the Buyer based in all or in part on earnings or profits, (C) any plan, or portion or provision thereof, or practice providing for the waiver of life insurance premiums on behalf of disabled employees, (D) any defined benefit plan, whether or not such plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), (E) any management equity or comparable plan, or (F) any welfare plans having a higher cost per employee (as reflected in the financial statements of Seller or its predecessors or otherwise) than the corresponding welfare plans in which the Employees participated immediately before the acquisition of the Business by Buyer (provided, however, that the Buyer (x) shall provide each Employee who accepts its offer of employment with sufficient welfare benefit coverage so that Seller shall not incur any liability pursuant to Section 4980B of the Code or Title I Part 6 of ERISA as a result of any transaction contemplated by this Agreement or any event related thereto and (y) shall provide Seller, reasonably promptly following the date hereof, a list of each Employee who does not accept its offer), and (ii) the Buyer may establish such other employment terms and policies as it shall determine in its sole and absolute discretion (collectively, "Buyer's Employment Policies").

            (b) After the Date hereof, Buyer shall pay, and shall indemnify the Seller against, any losses resulting from or arising under (A) Buyer's Employment Policies, including any liabilities or obligations arising under Buyer's Employment Policies or applicable law relating to the Buyer's election to terminate the employment of any Employees (including any such obligations arising under the Worker Adjustment and Retraining Notification Act), or (B) (i) federal, state or local statute (including Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1990, the Equal Pay Act, the Americans with Disabilities Act of 1990, ERISA and all other statutes regulating the terms and conditions of employment), regulation or ordinance, under the common law or in equity (including any claims for wrongful discharge or otherwise), (ii) any and all claims by Employees, former employees of the Business, and any beneficiaries or alternate payees with respect thereto, for benefits relating to all benefit claims whether incurred prior to, on, or after the date hereof, other than claims arising under any defined benefit plan maintained by the Seller, whether or not intended to be qualified pursuant to Section 401(a) of the Code, (iii) any and all employee liabilities or obligations arising under the Seller's (w) severance or termination pay plans, agreements, arrangements or policies, (x) supplemental executive retirement plans, agreements and arrangements, and (y) retiree welfare plans (including retiree medical plans), (z) other employee benefit or executive compensation plans, programs, agreements or arrangements, and (iv) any and all liabilities owed to Employees who accept the Buyer's offer of employment arising under Section 4980B of the Code or Title I Part 6 of ERISA as a result of the transactions contemplated by this Agreement or any event related thereto.

            (c) Following the date hereof in connection with the closure of any stores operated by the Buyer or any layoff of employees of the Buyer, Buyer shall

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

comply with all laws applicable thereto, including any notice requirements under the Worker Adjustment and Retraining Notification Act.

            (d) Effective as of the date hereof, the Buyer shall adopt a defined contribution plan or amend any existing defined contribution plan (in either case, the "Company Defined Contribution Plan") as necessary or appropriate to permit Employees to direct that distributions from the defined contribution plans maintained by the Seller be rolled over to the Company Defined Contribution Plan, including direct rollovers to the Company Defined Contribution Plan, and each of Buyer and Seller agrees to cooperate as necessary to effectuate the provisions of this sentence. Any employee benefit plan, vacation plan or policy and severance plan, agreement or policy maintained by the Buyer after the date hereof in which the Employees participate (including any plan intended to qualify under Sections 401(a) or 401(k) of the Code) shall credit each Employee's period of service and compensation history with the Seller and its predecessor in determining eligibility for, and the amount and vesting of, benefits under such plan, agreement or policy. Each Employee hired by the Buyer as of the date hereof shall be covered as of his or her date of hire under any plan providing health care benefits (whether or not through insurance) without regard to any waiting period or any condition or exclusion based on pre-existing conditions and the welfare plan or plans maintained by the Buyer on behalf of the Employees shall provide each Employee with credit for any co-payments and deductibles paid prior to the date hereof in satisfying any deductible or out-of-pocket requirements under such Buyer plan.

         10. Indemnification by Buyer. From and after the date hereof, Buyer and its successors and assigns shall indemnify and hold the Seller and its respective successors and assigns and directors, officers, employees, stockholders, representatives and agents harmless from and against any and all losses, costs or expenses, including attorneys fees and expenses, resulting from or arising out of the following:

                  a. any breach of or inaccuracy in any representation or warranty of Buyer contained in this Agreement;

                  b. Buyer's failure to perform or breach of any of its covenants or agreements contained herein;

                  c. the Assumed Liabilities.

         11. Further Assurances. Seller will provide to Buyer such further assurances and execute such further instruments as may be requested by Buyer and as may be reasonably necessary to ensure, complete and evidence the full and effective conveyance of the Assets. Buyer will provide to Seller such further assurances and execute such further instruments as may be requested by Seller and as may be reasonably necessary to ensure, complete and evidence the full and effective assumption of the Assumed Liabilities.


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         12. Bulk Transfer. In connection with the transfer of the Assets pursuant to Section 1 hereof, the Seller shall indemnify and hold the Buyer harmless from any claims arising from or related to any failure by the Seller to comply with the bulk transfer provisions of the Uniform Commercial Code, other than claims with respect to an Assumed Liability.

         13. Expenses. Except as otherwise specifically provided for herein, each of the Seller and Buyer shall pay all of its costs and expenses (including attorneys', accountants' and investment bankers' fees) incurred in connection with this Agreement, and the transactions contemplated hereby.

         14. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt if delivered personally or sent by facsimile transmission (receipt of which is confirmed) or by courier service promising overnight delivery (with delivery confirmed the next day) or three (3) business days after sent by registered or certified mail (postage prepaid, return receipt requested). Notices shall be addressed to such addresses as the parties may designate in writing to each other. Any party may from time to time change its address for the purpose of notices by a similar notice specifying the new address but no such change shall be effective as against any person until such person shall have actually received it.

         15. Entire Agreement. This Agreement contains the final and entire agreement among the parties with respect to the transactions contemplated hereby and supersedes all written or verbal representations, warranties, commitments and other understandings prior to the date hereof. No reference shall be made to any draft of this Agreement for purposes of interpretation or resolution of ambiguity or otherwise.

         16. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         17. Severability. If any provision hereof shall be held to be unenforceable or invalid by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not alter the enforceability, validity or effect of any other provision hereof.

         18. Assignability. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

         19. Captions. The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.


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

         20. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

         21. Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

         22. Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof (without requirement to post bond), in addition to any and all other remedies at law or in equity.

         23. Amendment and Waiver. This Agreement may be amended, modified or supplemented only by an instrument in writing signed by all parties hereto. No waiver by any party of any of the provisions hereof shall be effective unless set forth in writing and executed by the party so waiving. Any waiver or failure to insist upon strict compliance with any obligation, covenant, agreement, provision, term or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply.

         24. Force Majeure. Anything to the contrary in this Agreement notwithstanding, no party hereto shall be liable to the other parties hereto for any loss, injury, delay, damages or other casualty suffered or incurred by such other party hereto due to strikes, riots, storms, fires, explosions, acts of God, war, governmental action, or any other cause similar thereto which is beyond the reasonable control of such parties, and any failure or delay by any party hereto in performance of any of its obligations under this Agreement due to one or more of the foregoing causes shall not be considered as a breach of this Agreement. In the event that performance of any of the material obligations under this Agreement shall be suspended due to one or more of the foregoing causes and such suspension shall have a material adverse impact on consummation of the transactions as contemplated in this Agreement or on the operations or financial conditions or prospects of the Business, then the aggrieved party which shall be materially and adversely affected thereby may terminate this Agreement.


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

         IN WITNESS WHEREOF, the Seller has caused this Bill of Sale, Assignment and Assumption Agreement to be executed as of this 26th day of September, 1997.


                                               BSQ TRANSFEREE CORP., a Delaware
                                               corporation,

                                               "SELLER"


                                               By: /s/ MARK R. ADAMS
                                                   -----------------------------
                                               Name: Mark R. Adams
                                               Title: Senior Vice President



                                               HECHINGER INVESTMENT COMPANY
                                               OF DELAWARE, INC., a Delaware
                                               corporation,

                                               "BUYER"

                                               By: /s/ MARK R. ADAMS
                                                   -----------------------------
                                               Name: Mark R. Adams
                                               Title: Senior Vice President

STATE OF ____________                       )
                                            )  ss.:
COUNTY OF ___________                       )


         On the ____th day of _____________, 1997 before me personally came ______________, to me known, who, being by me duly sworn, did depose and say that he/she is the _________________ of BSQ TRANSFEREE CORP., a Delaware corporation, which executed the above instrument; and that he/she signed his/her name thereto pursuant to the authorization of the Board of Directors of said corporation.





                                                                   Notary Public

[Seal]

STATE OF ____________                       )
                                            )  ss.:
COUNTY OF ___________                       )


         On the ____th day of September, 1997 before me personally came ______________, to me known, who, being by me duly sworn, did depose and say that he/she is the _________________ of HECHINGER INVESTMENT COMPANY OF DELAWARE, INC., a Delaware corporation, which executed the above instrument; and that he/she signed his/her name thereto pursuant to the authorization of the Board of Directors of said corporation.




                                                            --------------------
                                                              Notary Public

[Seal]

                                      -11-